Exhibit 99.2

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IMMEDIATE	7 May 2003

Royal & SunAlliance Notice of Q1 Results

Royal & Sun Alliance announces that its First Quarter results 2003 will be released on Thursday 22 May 2003 at 7am. A briefing to analysts will take place at our offices, Leadenhall Court, 1 Leadenhall Street, London at 9.30am and can be accessed live via the company website (www.royalsunalliance.com). For subscribing fund managers the meeting can also be viewed via the RAW Financial Network.

An indexed version of the presentation will be available on the website and on RAW shortly after the meeting finishes.

–ENDS–

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6137 Facsimile +44 (0)20 7569 6288